[TEPPCO Letterhead]

August 4, 2006

Via Fedex and EDGAR

Ms. Mellissa Campbell Duru
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Re:
TEPPCO Partners, L.P.
Preliminary Proxy Statement on Schedule 14A
Filed June 26, 2006
File No. 1-10403

Dear Ms. Duru:

        We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") by facsimile dated July 14, 2006 relating to the above-referenced filing (the "Preliminary Proxy Statement") of TEPPCO Partners, L.P. (the "Partnership"). For your convenience, our responses are prefaced by the text of the corresponding comment.

Proposal 1: The Amendment Proposal

1.
We refer you to disclosure in which you state that the "reduction of [y]our general partner's maximum percentage interest in [y]our quarterly distributions from 50% to 25% is in the best interests of . . . unitholders and [the] partnership because it will result in a lower cost of capital . . ." Supplement your disclosure to explain how a reduction in the percentage interest of quarterly distributions coupled with an increase in distributions of units to the general partner, would reduce your overall cost of capital.

  Response:

        We have supplemented our disclosure to explain our belief that a reduction in our general partner's percentage interest in our quarterly distributions, coupled with the issuance of additional units to the general partner, would result in a lower cost of capital by reducing the amount of incremental distributable cash we would need to generate to pay the current distribution on additional units. We have also added a quantitative example in support of this assertion under the caption "Proposal 1: The Distributions and Contributions Amendment Proposal—Reduction of General Partner's Maximum Percentage Interest in Our Quarterly Distributions."

2.
Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." In that regard, we note that in the Amendment Proposal, shareholders are asked to vote on a series of amendments to the partnership agreement, some of which represent material additions or amendments to existing provisions, without being given the opportunity to vote separately for each material amendment. For example, a single vote in favor of the Amendment Proposal constitutes a vote approving (i) the reduction in the general partner's maximum percentage interest from 50% to 25%, (ii) a change in voting percentage requirements, (iii) elimination of the general partner capital contribution requirement, (iv) proposed general partner registration rights, (v) an amendment providing for specified separateness provisions with respect to how the partnership shall operate with respect to affiliates such as EPCO as well as the other proposed amendments delineated in Proposal 1.

        Please revise the proxy statement and proxy card to give consideration to each material proposed amendment to the company's partnership agreement currently encompassed within Proposal One. Consistent with the requirements of Rule 14a-4(a)(3), please ensure that you unbundle from the proposal, those amendments that are material so that shareholders may vote separately for each such matter. Such revisions should be made to both the proxy statement and the form of proxy card. See Rule 14a-5(a). See Division of Corporate Finance, Manual of Telephone Interpretations, Fifth Supplement.

  Response:

        We have reviewed Rule 14a-4(a)(3) under the Securities Exchange Act of 1934, as amended, and the September 2004 Interim Supplement (the "September 2004 Supplement") to the Manual of Publicly Available Telephone Interpretations published by the Staff. We note for the Staff that Section 15.1 of our current partnership agreement allows our general partner to amend the partnership agreement without the approval of any limited partner to reflect any change that, "in the sole discretion of the [g]eneral [p]artner, does not adversely affect the [l]imited [p]artners in any material respect."

        In light of the foregoing and in response to the Staff's comment, we have "unbundled" the Amendment Proposal into the following separate proposals:

  •
  the Distributions and Contributions Amendment Proposal, which includes the proposed reduction in the general partner's maximum percentage interest in our quarterly distributions and related changes to the contribution and distribution provisions of our partnership agreement;

  •
  the Voting Amendment Proposal, which includes proposed changes to voting percentage requirements in our partnership agreement;

  •
  the Conflicts and Duties Amendment Proposal, which includes proposed changes to provisions of our partnership agreement relating to conflicts of interest, indemnification and exculpation from liability; and

  •
  the Additional Amendments Proposal, which includes additional proposed changes to our partnership agreement regarding general partner registration rights, maintenance of our partnership as a separate entity and additional miscellaneous changes.

        We are of the view that, as revised, the proxy statement and proxy card give consideration to each material proposed amendment to our partnership agreement so that our unitholders may vote separately for each such matter. Further, we believe that additional "unbundling" of the proposals to amend and restate our partnership agreement would result in submission of matters to a vote of the unitholders that are (a) not separate matters from the proposals described above, (b) not material and/or (c) not required by state law and our partnership agreement to be presented on their own.

        We note for the Staff that, reflecting the underlying business aspects of the proposed transaction, the four amendment proposals are conditioned upon one another, in addition to being conditioned on the fifth proposal to issue additional units to our general partner. We believe that further increases to the number of proposals would be less reflective of the nature of the single transaction proposed by the first five proposals (amendment and restatement of the partnership agreement and issuance of additional units to the general partner), which could cause unitholder confusion that may impede the communication of their view regarding the proposed transaction.

3.
In making the revisions outlined above, please ensure that you include disclosure that informs shareholders of the consequences of approving a particular proposal, while disapproving of another.

  Response:

        We have included disclosure in the revised preliminary proxy statement that informs our unitholders of the consequences of approving a particular proposal while disapproving of another.

Proposal 2: The Issuance Proposal

4.
Oral comment from the Staff.

  Response:

        In response to the Staff's oral comment to provide supplemental disclosure to clarify the manner of calculating the number of units to be issued to the general partner under the Issuance Proposal, we have included under the caption, "Proposal 5: The Issuance Proposal," the formula for calculating the number of units, as well as an additional example of the number of units that would be issued to the general partner assuming an increased distribution rate and additional outstanding units.

*    *    *    *

        The Partnership acknowledges that:

  •
  the Partnership is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

  •
  the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions regarding our response, please contact the undersigned at (713) 381-3939; Joshua Davidson of Baker Botts L.L.P. at (713) 229-1527; or Paul F. Perea of Baker Botts L.L.P. at (713) 229-1674.

Sincerely,
/s/ Patricia A. Totten
Patricia A. Totten, Esq. Vice President, General Counsel and Secretary of Texas Eastern Products Pipeline Company, LLC
cc:
Mr. H. Roger Schwall
Ms. Tangela Richter